OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: December 31, 2001
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION     Estimated average burden
--------        Washington, D.C. 20549                 hours per response.. 0.5
Check box if                                          --------------------------
no longer subject
to Section 16.
Form 4 or Form 5
obligations may continue.
See Instruction 1(b).

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


----------------------------------------------
1. Name and Address of Reporting Person*

     Ortenzio    Rocco   A.
     --------------------------------------
     (Last)    (First)   (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     -------------------------------------
                    (Street)


     Mechanicsburg, PA             17055
     --------------------------------------
     (City)         (State)        (ZIP)


--------------------------------------------

2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NASDAQ (SLMC)

----------------------------------------------

3. IRS Identification Number of Reporting
   Person, if an entity

----------------------------------------------

4. Statement (Month/Year)

     December 2001
-----------------------------------------------

5. If Amendment, Date of Original (Month/Year)

     /  /
-----------------------------------------------
6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X Director               10% Owner
      X Officer (give title     Other (specify
                     below)              below)
        Executive Chairman

------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable List)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------

             Table I - Non-Derivative Securities, Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of      6. Ownership Form: 7. Nature of
    (Instr. 3)              Date (Month/      Code             Acquired (A)        Securities        Direct (D) or      Indirect
                            Day/Year)         (Instr. 8)       or Disposed of      Beneficially      Indirect (I)       Beneficial
                                                               (D) (Instr. 3,      Owned at End      (Instr. 4)         Ownership
                                                               4 and 5)            of Month (Instr.                     (Instr. 4)
                                                                                   3 and 4)

                                             Code   V        Amount  (A)or Price
                                                                     (D)
   Common Stock, par
   value $.01 per share   12/12/01             M          266,667    (A)  $ 6.08

   Common Stock, par
   value $.01 per share   12/14/01             M          133,333    (A)  $ 6.08

   Common Stock, par
   value $.01 per share   12/12/01             S          200,000    (D)  $15.20

   Common Stock, par
   value $.01 per share   12/12/01             S           66,667    (D)  $15.25

   Common Stock, par
   value $.01 per share   12/14/01             S          133,333    (D)  $15.25       2,089,272     (D)

   Common Stock, par
   value $.01 per share                                                                10,500        (I)                By Self as
                                                                                                                        Life Tenant,
                                                                                                                        Robert A.
                                                                                                                        Ortenzio,
                                                                                                                        remainder-
                                                                                                                        man

   Common Stock, par                                                                   10,500        (I)                By Self as
   value $.01 per share                                                                                                 Life Tenant,
                                                                                                                        Martin J.
                                                                                                                        Ortenzio,
                                                                                                                        remainder-
                                                                                                                        man
------------------------------------------------------------------------------------------------------------------------------------

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially  owned directly or indirectly.
*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).
                                                                          (Over)

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                                        1 of 3

FORM 4 (Continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  4.Transac- 5.Number   6.Date         7.Title       8.Price   9.Number   10. Owner-   11.Nature
  Derivative   sion or    action    tion       of         Exer-          and           of        of           ship        of
  Security     Exercise   Date      Code       Deriv-     cisable        Amount        Deriv-    Deriv-       Form        Indirect
  (Instr. 3)   Price of   (Month/   (Instr.    ative      and Ex-        of            ative     ative        of De-      Bene-
               Deriv-     Day/      8)         Secur-     pira-          Under-        Secur-    Secur-       rivative    ficial
               ative      Year)                ities      tion           lying         ity       ities        Secu-       Owner-
               Security                        Ac-        Date           Secur-        (Instr.   Bene-        rity:       ship
                                               quired     (Month/        ities         5)        ficially     Direct      (Instr.
                                               (A) or     Day/           (Instr.                 Owned at     (D) or      4)
                                               Disposed   Year)          3 and 4)                End of       Indirect
                                               of (D)                                            Month        (I)
                                               (Instr.                                           (Instr.      (Instr.
                                               3, 4 and                                          4)           4)
                                               5)

                                      Code V   (A)  (D)   Date   Ex-     Title  Amount
                                                          Ex-    pir-           or
                                                          ercis- ation          Number
                                                          able   Date           of
                                                                                Shares

Non-qualified  $6.08     12/12/01      M           266,667 (1)  12/14/08 Common 266,667
Stock Options                                                            Stock
(right to buy)

Non-qualified   $6.08    12/14/01      M           133,333 (1)  12/14/08 Common 133,333         550,400     (D)
Stock Options                                                            Stock
(right to buy)




----------------------------------------------------------------------------------------------------------------------------------

Explanation  of  Responses:

(1)   All options granted are now vested and immediately exercisable.




                         /s/ Rocco A. Ortenzio                     1/9/02
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.




                                        2 of 3

FORM 4 (Continued)
                                     Select Medical Corporation - NASDAQ (SLMC)
                                     December 2001

Rocco A. Ortenzio
4716 Old Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA  17055


             Table I - Non-Derivative Securities, Beneficially Owned (cont.)
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Transaction    3. Transaction   4. Securities       5. Amount of     6. Ownership Form: 7.Nature of
                            Date (Month/      Code             Acquired (A)        Securities       Direct (D) or     Indirect
                            Day/Year)                          or Disposed of      Beneficially     Indirect (I)      Beneficial
                                                               (D)                 Owned at End                       Ownership
                                                                                   of Month

                                             Code   V        Amount  (A)or Price
                                                                     (D)


   Common Stock, par                                                              246,857(2)            (I)           By Select
   value $.01 per share                                                                                               Healthcare
                                                                                                                      Investors
                                                                                                                      I, L.P.

   Common Stock, par                                                                 5,200              (I)           By Spouse
   value $.01 per share

   Common Stock, par                                                                10,500              (I)           By Self as
   value $.01 per share                                                                                               Life Tenant,
                                                                                                                      John M.
                                                                                                                      Ortenzio,
                                                                                                                      remainder-
                                                                                                                      man

------------------------------------------------------------------------------------------------------------------------------------

(2) These shares are directly owned by Select Healthcare Investors I, L.P. Mr. Ortenzio is a 25% owner, Director and Chief Executive Officer of Select Capital Corporation, the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.


                                        3 of 3